Exhibit 3.1

Amendment to the Bylaws

RESOLVED, that effective March 31, 2017, Article III, Section 1 of the Amended and Restated Bylaws of the Company be, and it hereby is, amended to decrease the number of Directors which shall constitute the whole of the Board of Directors from eight Directors to seven Directors.

Adopted by the Board of Directors on March 28, 2017.